EXHIBIT 3.2

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

Filed December 6, 2006

1.  Name of corporation:

 Ram Financial Corporation

2.  The articles have been amended as follows (provide article numbers, if available):

Article Four is hereby amended to read:

'The corporation shall be authorized to issue two classes of stock, namely, common stock and preferred stock. The number of common shares in One-hundred Million (100,000,000) shares with a par value of 1 Mil ($0.001) per share, and the number of preferred shares in Ten Million (10,000,000) shares with a par value of 1 Mil ($0.001) per share.”

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100%

4.  Effective date of filing (optional):  ______________________________________________________________

(must not be later than 90 days after the certificate is filed)

5.  Officer Signature (required): /s/ Donald L. Trapp, Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given toy class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.